Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated August 2, 2017
Registration Statement No. 333-219592

Chegg, Inc.
10,000,000 Shares of Common Stock
This free writing prospectus relates to the securities described below and should be read together with the preliminary prospectus dated July 31, 2017 relating to this offering (the “Preliminary Prospectus”), included in the Registration Statement on Form S-3 (File No. 333-219592) relating to these securities. The Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1364954/000136495417000159/cheggs-3asr7312017.htm.

The following information is intended to update and supplement the Preliminary Prospectus.

Issuer:	Chegg, Inc.
Symbol:	CHGG (New York Stock Exchange)
Title of securities:	Common stock, $0.001 par value per share
Total shares offered:	10,000,000 shares of common stock (100% Primary)
Common stock to be outstanding after this offering:	105,684,945
Greenshoe offered:	Up to 1,500,000 shares of common stock offered by the issuer
Price to public:	$13.50 per share
Pricing date:	August 2, 2017
Closing date:	August 8, 2017
CUSIP No.:	163092109
Underwriters:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Allen & Company LLC Barrington Research Associates, Inc. Northland Securities, Inc.

The number of shares of common stock to be outstanding after this offering is based on 95,684,945 shares of common stock outstanding as of June 30, 2017, and excludes:

•	9,819,342 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017, with a weighted-average exercise price of $8.65 per share;

•	15,059,800 shares subject to performance-based or other restricted stock units, or RSUs, outstanding as of June 30, 2017;

•	141,290 shares subject to RSUs granted after June 30, 2017;

•	200,000 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of June 30, 2017 with an exercise price of $12.00 per share;

•	11,017,995 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of June 30, 2017, plus annual increases thereunder;

•	5,990,343 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan as of June 30, 2017, plus annual increases thereunder; and

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assumes no exercise of the underwriters’ option to purchase additional shares of common stock and no exercise of outstanding stock options or warrants, and does not reflect the vesting of any RSUs outstanding as of June 30, 2017.

Dilution

Our net tangible book value as of June 30, 2017 was approximately $133.9 million, or $1.40 per share. Based on the public offering price of $13.50 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $11.02 per share with respect to the net tangible book value of the common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $1.08.

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma net tangible book value, as adjusted to give effect to this offering, would be $2.63 per share and the dilution to new investors would be $10.87 per share.

The issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which became effective on July 31, 2017. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request a copy of the preliminary prospectus from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at 866-718-1649 or by email at prospectus@morganstanley.com or from BofA Merrill Lynch by telephone at 1-800-294-1322.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.